The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Registration Statement No. 333-148054
Filed Pursuant to Rule 424(b)(2)

Subject to Completion, dated January 26, 2011
Pricing Supplement to the Prospectus dated May 16, 2008, the Prospectus Supplement dated January 25, 2010 and the Product Supplement dated January 7, 2011
US$    ●
Senior Medium-Term Notes, Series A
Buffered Notes due February 8, 2016
Linked to ICE Brent Crude Oil

•
The notes are designed for investors who seek a return based on the appreciation of the first nearby futures contract for Brent crude oil traded on ICE Futures Europe, up to a maximum redemption amount at maturity that will be equal to: Principal Amount + (Principal Amount x Cap).  Investors should be willing to forgo periodic interest and, if the price of the futures contract decreases by more than 20%, be willing to lose up to 80% of their principal amount invested.

•	The Cap will be determined on the pricing date, and is expected to be between 90% and 110%.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on February 4, 2011, and the notes are expected to settle on or about February 8, 2011.

•	The notes are scheduled to mature on February 8, 2016.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366QCX3.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, page PS-5 of the product supplement, page S-1 of the prospectus supplement and on page 5 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)(2)	Agent’s Commission(1)(2)	Proceeds to Bank of Montreal
Per Note	●	●	●
Total	US$ ●	US$ ●	US$ ●
(1)      In addition to the agent’s commission, the price to the public specified above may include the profit that we would recognize earned by hedging our exposure under the notes. The actual agent’s commission will be set forth in the final pricing supplement.
(2)      The price to the public and the Agent’s commission for any purchase by certain fee-based accounts will be $● per unit and $● per unit, respectively.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:
The first nearby futures contract for deliverable grade Brent blend crude oil traded on ICE Futures Europe (“ICE”).  See the section below, “The Crude Oil Contract” for additional information about the Underlying Asset.

Payment at Maturity:
If the Percentage Change is greater than or equal to the Cap, then the amount that you will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount x Cap)

If the Percentage Change is positive but is less than the Cap, then the amount that you will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount × Percentage Change)

If the Percentage Change is between 0% and -20% inclusive, then the payment at maturity will equal the principal amount of the notes.

If the Percentage Change is less than -20%, then the payment at maturity will equal:

Principal Amount + (Principal Amount × (Percentage Change + Buffer Percentage))

Cap:	To be determined on the Pricing Date, and expected to be between 90% and 110%.

Maximum Redemption Amount:
The payment at maturity will not exceed the Maximum Redemption Amount, which is equal to Principal Amount + (Principal Amount x Cap).  It is expected to be between $1,900 and  $2,100 per $1,000 of principal amount, and will be determined on the pricing date.

Initial Level:	The Reference Level of the Underlying Asset on the Pricing Date.

Final Level:	The Reference Level of the Underlying Asset on the Valuation Date.

Reference Level:
Settlement price of per barrel of deliverable grade Brent blend crude oil on the ICE of the first nearby futures contract stated in U.S. dollars, as made public by the ICE and displayed on Bloomberg Page "CO1 <CMDTY>"  (or any applicable successor page) on the applicable date.

Buffer Level:	80% of the Initial Level.

Buffer Percentage:
20%.  Accordingly, you will receive the principal amount of your notes at maturity if the value of the Underlying Asset does not decrease by more than 20%.  If the Final Level is less than the Buffer Level you will receive less than the principal amount of your notes at maturity, and you could lose up to 80% of the principal amount of your notes.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	On or about February 4, 2011

Settlement Date:	On or about February 8, 2011, as determined on the Pricing Date.

Valuation Date:	On or about February 3, 2016, as determined on the Pricing Date.

Maturity Date:	On or about February 8, 2016, as determined on the Pricing Date.

Automatic Redemption:	Not applicable.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

The Pricing Date and the Settlement Date are subject to change.  The actual Pricing Date, Settlement Date, Valuation Date and Maturity Date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated January 7, 2011, the prospectus supplement dated January 25, 2010 and the prospectus dated May 16, 2008.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated January 7, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911000063/b16110424b5.htm

•	Prospectus supplement dated January 25, 2010:
http://www.sec.gov/Archives/edgar/data/927971/000095012310004957/o58842b5e424b5.htm

•	Prospectus dated May 16, 2008:
http://www.sec.gov/Archives/edgar/data/927971/000095012310004953/o58753e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this terms sheet, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•
Your investment in the notes may result in a loss. — You may lose some or substantially all, of your investment in the notes. The minimum percentage of your principal that you are entitled to receive under the terms of the notes is only 20%. The payment at maturity will be based on the applicable Final Level, and whether the Final Level of the Reference Asset on the Valuation Date has declined from the Initial Level to a level that is less than the Buffer Level. Accordingly, you could lose up to 80% of the principal amount of your notes.

•
Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the level of the Reference Asset. — You will not receive a payment at maturity with a value greater than the Maximum Redemption Amount (which will be equal to:  Principal + (Principal x Cap)). This will be the case even if the Percentage Change exceeds the Cap.  (The Cap will be determined on the Pricing Date, and is expected to be between 90% and 110%.)

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading relating to the Reference Asset on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the level of the Reference Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

•
Price movements in the Reference Asset may not correlate with changes in Brent crude oil’s spot price.  — The Reference Asset is a futures contract for Brent crude oil that trades on ICE.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked to a futures contract and not to the spot price of Brent crude oil, and an investment in the notes is not the same as buying and holding Brent crude oil. While price movements in the Reference Asset may correlate with changes in Brent crude oil’s spot price, the correlation will not be perfect and price movements in the spot market for Brent crude oil may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot price of Brent crude oil may not result in an increase in the price of the Reference Asset. The value of the Reference Asset may decrease while the spot price for Brent crude oil remains stable or increases, or does not decrease to the same extent.

•
Crude oil prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the value of the notes. — Historically, oil prices have been highly volatile.  They are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, and Russia.  The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the Reference Asset.  Market expectations about these events and speculative activity also may cause oil prices to fluctuate unpredictably.  If the volatility of Brent crude oil and the Reference Asset increases or decreases, the value of the notes may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers.  These producers have, in certain recent periods, implemented curtailments of output and trade.  These efforts at supply curtailment, or the cessation of supply, could affect the value of the Reference Asset.  Additionally, the development of substitute products for oil could adversely affect the value of the Reference Asset and the value of the notes.

•
An investment in the notes includes the risk of a concentrated position in a single commodity. — The notes are linked to a single exchange-traded physical commodity underlying the Reference Asset, Brent crude oil. An investment in the notes may therefore carry risks similar to a concentrated investment in a single commodity. Accordingly, a decline in the value of Brent crude oil may adversely affect the price of the Reference Asset and the value of the notes. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of Brent crude oil. In addition, further development and commercial exploitation of alternative energy sources and technologies, including solar, wind or geothermal energy and hybrid and electric automobiles, could reduce the demand for Brent crude oil and result in lower prices. As a result of any of these events, the value of the notes could decline.

•
You will not have any rights with respect to futures contracts or to crude oil or rights to receive any futures contracts or crude oil— Investing in the notes will not make you a holder of any futures contracts or any crude oil. Neither you nor any other holder or owner of the notes will have any rights with respect to any futures contracts or commodities. Any amounts payable on your notes will be made in cash, and you will have no right to receive any futures contracts or any crude oil.

•
Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

•
Hedging and trading activities.  — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling the Reference Asset, or futures or options relating to the Reference Asset, or other derivative instruments with returns linked or related to changes in the performance of the Reference Asset.  We or our affiliates may also trade in these future contracts, commodities or instruments related to the Reference Asset from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the price of the Reference Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on the notes.  The “return,” as used in this section is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on the hypothetical Initial Level of 100.00, a Cap of 100% (the midpoint of the range of 90% to 110%) and a Maximum Redemption Amount of $2,000.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes
00.00	-100.00%	-80.00%
50.00	-50.00%	-30.00%
75.00	-25.00%	-5.00%
80.00	-20.00%	0.00%
90.00	-10.00%	0.00%
100.00	0.00%	0.00%
105.00	5.00%	5.00%
110.00	10.00%	10.00%
120.00	20.00%	20.00%
150.00	50.00%	50.00%
175.00	75.00%	75.00%
200.00	100.00%	100.00%
225.00	125.00%	100.00%
250.00	150.00%	100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Reference Asset decreases from the hypothetical Initial Level of 100.00 to a Final Level of 75.00, representing a Percentage Change of -25%.  Because the Percentage Change is negative and the Final Level of 75.00 is less than the Initial Level by more than the Buffer Percentage of 20%, the investor receives a payment at maturity of $950 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (-25% + 20%)] = $950

Example 2: The level of the Reference Asset decreases from the hypothetical Initial Level of 100.00 to a Final Level of 90.00, representing a Percentage Change of -10%.  Although the Percentage Change is negative, because the Final Level of 90.00 is less than the Initial Level by not more than the Buffer Percentage of 20%, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Example 3: The level of the Reference Asset increases from the hypothetical Initial Level of 100.00 to a Final Level of 125.00, representing a Percentage Change of 25%.  Because the Final Level of 125.00 is greater than the Initial Level and the Percentage Change of 25% does not exceed the Cap or the return represented by the Maximum Redemption Amount, the investor receives a payment at maturity of $1,250 per $1,000 principal amount per note, calculated as follows:

$1,000 + [$1,000 x 25%] = $1,250

Example 4: The level of the Reference Asset increases from the hypothetical Initial Level of 100.00 to a Final Level of 250.00, representing a Percentage Change of 150%.  Because the Final Level of 250.00 is greater than the Initial Level and the Percentage Change of 150% exceeds the Cap, the investor receives a payment at maturity of $2,000, the Maximum Redemption Amount.

Certain U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental United States Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the notes.

The Reference Asset

The Reference Asset is traded on the ICE.  Trading in each first nearby futures contract ceases on the trading day (which is not a public holiday in England and Wales) immediately preceding:

•	either the 15th day before the first day of the contract month, if such 15th day is such a trading day; or

•	if such 15th day is not a trading day, the next preceding trading day.

Trading hours for the Reference Asset are from 01:00 London local time (23.00 on Sundays) to 23:00 London local time.

The contract price is in U.S. dollars and cents per barrel.  The Reference Asset trades in a contract size of 1,000 barrels (42,000 U.S. gallons).  The minimum price fluctuation for the Reference Asset is one cent per barrel, and ICE does not set forth a standard permitted maximum price fluctuation for the Reference Asset.

The settlement price on each trading day is the weighted average price of trades during a three minute settlement period from 19:27:00, London time.

Historic Performance of the Reference Asset

The following table sets forth the quarter-end settlement prices for the Reference Asset from the first quarter of 2008 through the first quarter of 2011.

The historical levels of the Reference Asset are provided for informational purposes only.  You should not take the historical levels of the Reference Asset as an indication of its future performance, which may be better or worse than the levels set forth below.

Settlement Prices of the Reference Asset

Quarter-End Settlement Price
2008
Quarter ended March 31	100.30
Quarter ended June 30	139.83
Quarter ended September 30	98.17
Quarter ended December 31	45.59
2009
Quarter ended March 31	49.23
Quarter ended June 30	69.30
Quarter ended September 30	69.07
Quarter ended December 31	77.93
2010
Quarter ended March 31	82.70
Quarter ended June 30	75.01
Quarter ended September 30	82.31
Quarter ended December 31	94.75
2011
Quarter ended March 31 (through January 25, 2011	95.49